UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly-held Company with Authorized Capital Stock

Corporate Taxpayers Registry no. 10.440.482/0001-54

Company Registry (NIRE): 35.300.567.064

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1.DATE, TIME, AND PLACE. July 15, 2022, at 9p.m., by remote means, in accordance with the bylaws of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento ("Company"), with its headquarters at Av. Pres. Juscelino Kubitschek, no. 2041, 12th floor, Bloco A - Cond. WTORRE JK - Vila Nova Conceição – CEP 04543011 – São Paulo/SP.

2. NOTICE AND ATTENDANCE. Call notice was waived due to the attendance of all members of the Board of Directors.

3.MEETING BOARD. Carlos Rey de Vicente – President; Daniela Mussolini Llorca Sanchez – Secretary.

4. AGENDA. Deliberating on the Appraisal Report prepared by KPMG Auditores Independentes Ltda. in compliance with the article 4th, paragraph 4th of the Law no. 6.404/76, and the Resolution CVM no. 85/2022.

5. RESOLUTION. After discussions and clarification, the members of the Board of Directors approved, unanimously and without reservations, the final version of the Appraisal Report prepared by KPMG Auditores Independentes Ltda. in order to verify the fair price as determined by the article 4th, paragraph 4th of the Law no. 6.404/76, and in compliance with the Resolution CVM no. 85/22, in the context of the Company’s public delisting (and termination of registration before the CVM) tender offer in Brazil. The members of the Board of Directors had also agreed to the prompt disclosure of a Material Fact informing that the Appraisal Report is available.

The resolution taken by the Board of Directors were based on the informational material presented by the Executive Board, which shall be filed in the Company’s headquarters.

6. CLOSURE: As there was nothing further to discuss, the meeting was closed and these minutes drawn up, read, and sent for electronic signing by all the attendees. Meeting Board: Carlos Rey de Vicente – President; Daniela Mussolini Llorca Sanchez – Secretary. Board Members: Carlos Rey de Vicente, Ignacio Narvarte Ichazo, Javier San Félix Garcia, João Guilherme de Andrade Só Consiglio, Marcelo Augusto Dutra Labuto, and Cassio Schmitt. I certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

São Paulo, July 15, 2022.

Daniela Mussolini Llorca Sanchez
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer